210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7
FOR IMMEDIATE RELEASE

Oncolytics® Biotech Inc. Completes Patient Enrolment in
U.S. Phase 2 Sarcoma Study

CALGARY, AB, --- May 12, 2009 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) is pleased to announce today that it has successfully completed patient enrolment in its multi-centre Phase 2 clinical trial to evaluate the intravenous administration of REOLYSIN® in patients with various sarcomas that have metastasized to the lung.  A total of 52 patients have been enrolled in the trial.

“We are extremely pleased to have had the opportunity to participate in this study,” said Dr. Monica Mita, principal investigator at the Institute of Drug Development (IDD), the Cancer Therapy & Research Center at the University of Texas Health Science Center, (UTHSC), San Antonio, Texas.  “REOLYSIN is very well tolerated and a number of patients have derived clinical benefit. Based on the study results, which will be updated and presented at ASCO this year, further studies are planned in patients with sarcoma.”

The primary statistical endpoint of the trial was met in late 2008.  To meet the endpoint, at least three out of 52 patients had to experience stabilization of disease or better for more than six months.  Of the 33 patients evaluable at that time, five had experienced stable disease for periods greater than six months, including one patient who had maintained stable disease for more than 16 months.  An additional 10 patients had experienced stable disease for periods ranging from three to six cycles (cycle = 28 days).  Updated results are scheduled to be presented May 30, 2009 at the American Society of Clinical Oncology (ASCO) Annual Meeting in Orlando, Florida.

Clinical Trial Design
The trial (REO 014) is a Phase 2, open-label, single agent study whose primary objective is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity of intravenous, multiple dose REOLYSIN in patients with bone and soft tissue sarcomas metastatic to the lung.  REOLYSIN is delivered intravenously to patients at a dose of 3x10(10) TCID(50) for five consecutive days, every 28 days.

Eligible patients had to have a bone or soft tissue sarcoma metastatic to the lung deemed by their physician to be unresponsive to or untreatable by standard therapies.  These included patients with osteosarcoma, Ewing sarcoma family tumours, malignant fibrous histiocytoma, synovial sarcoma, fibrosarcoma and leiomyosarcoma.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase II sarcoma clinical trial and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, AB, T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com